

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2013

Via E-Mail
Ms. Kathy Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, CA 90210

> **Re: Live Nation Entertainment, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-32601**

Dear Ms. Willard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Overview, page 42

1. We note that your Executive Overview section focuses strictly on your revenue generating activities, and similarly, the segment overview focuses on the health of your segments from a revenue generating standpoint, with no discussion of operating loss or net loss for the most recent period presented in your financial statements. Given the fact that despite the revenue increase in 2012, operating income and net income significantly decreased from the prior period, we believe these sections should be significantly enhanced to discuss the expense increases and their impact to your business currently and prospectively, in order for an investor to gain an understanding as to why your operating income and net earnings decreased from the prior period. Please revise and enhance MD&A accordingly.

Consolidated Results of Operations
Depreciation and amortization, page 46

2. We note the disclosure on page 46 indicating that you recorded an impairment charge
    primarily related to client/vendor relationship intangible assets in the Artist Nation
    segment and revenue-generating contracts and client/vendor relationships in the Concerts
    segment during 2012. Please tell us and revise your discussion of changes in depreciation
    and amortization to quantify the amounts of the impairment charges recognized for the
    intangible assets of your Artist Nation and Concerts segments. Your discussion of your
    results of operations for the Concerts segment should be similarly revised.

Critical Accounting Policies
Intangible Assets and Goodwill, page 63

3. We note that your discussion of critical accounting policies as it relates to goodwill is
    generic, and does not provide any significant insight as to the assumptions used in this
    analysis such as market multiples, control premiums, future increases in operating
    expenses and margins or the discounts rates and other assumptions used. In light of the
    fact that approximately 34% of your recorded goodwill balance relates to your Concerts
    and Artist Nation segments which have experienced operating losses during all periods
    presented in your consolidated financial statements, please revise this section to focus on
    the sensitivity aspects of your critical accounting policies, that is, the likelihood that
    materially different results would be reported under different conditions or assumptions.
    More specifically, please provide a sensitivity analysis which describes how the use of
    different assumptions such as revenue and expense growth rates, discount rates, etc.
    would impact your goodwill impairment analysis for these segments. In addition, please
    include a discussion as to how your actual results of operations for the current period
    have compared to the estimates and assumptions used in your prior periods goodwill
    impairment analysis for these segments.

Consolidated Statements of Operations, page 68
Consolidated Statements of Changes in Stockholders' Equity, page 70

4. We note that the amount of net income attributable to non-controlling interests as
    reflected in your consolidated statements of operations for the various periods presented
    does not agree to the amounts reflected in your consolidated statements of changes in
    stockholders' equity for any of the periods presented in your financial statements. Please
    reconcile and revise these amounts for consistency.

Note 14 – Quarterly Results of Operations, page 109

5. Please revise Note 14 to disclose the nature and amount of any unusual or infrequent
    items such as impairment charges, stock-based compensation charges or other unusual

items that materially impacted your quarterly results of operations for the various periods presented. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief